                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended DECEMBER 31, 1995

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________________ to ________________

Commission file number   0-20490
                       ------------------

     A. Full title of the plan and address of the plan, if different from that of the issuer named below: THE CARBIDE/GRAPHITE, INC. SAVINGS INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE CARBIDE/GRAPHITE GROUP, INC., ONE GATEWAY CENTER, 19TH FLOOR, PITTSBURGH, PA 15222

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                                           Pages
                                                                                                           -----
Report of Independent Accountants....................................................................        2

Financial Statements:

  Statement of Net Assets Available for Plan Benefits with Fund Information
     as of December 31, 1995 ........................................................................        3

  Statement of Net Assets Available for Plan Benefits with Fund Information
     as of December 31, 1994.........................................................................        4

  Statement of Changes in Net Assets Available for Plan Benefits with Fund
     Information for the year ended December 31, 1995................................................        5

  Notes to Financial Statements......................................................................     6 - 10


Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1995.........................................................................       11

  Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1995............................................................       12

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Pension Committee of
The Carbide/Graphite Group, Inc.
Savings Investment Plan:

We have audited the financial statements and supplemental schedules of The Carbide/Graphite Group, Inc. Savings Investment Plan (Plan) as of December 31, 1995 and 1994 and for the year ended December 31, 1995, as listed in the accompanying index on Page 1. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on those financial statements based on our audits.

In our report dated October 11, 1996, we did not express an opinion on the 1995 and 1994 financial statements and supplemental schedules because we did not perform any auditing procedures with respect to investments and earnings on investments. As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform such procedures. In order to conform with 11-K filing requirements the Plan Administrator instructed us to perform procedures with respect to investments and earnings on investments. Accordingly, our present opinion on the 1995 and 1994 financial statements and supplemental schedules, as presented herein, is different than that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule of Assets Held for Investment Purposes and (2) Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/ Coopers & Lybrand L.L.P.

Pittsburgh, Pennsylvania
November 13, 1996

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                               December 31, 1995

                                 American      20th Century    Mentor Perpetual    PNC Balanced      Guaranteed       PNC Money
                               Mutual Fund    Ultra Investors      Global A        Institutional    Income Fund      Market Fund
                             -----------------------------------------------------------------------------------------------------
                 ASSETS
Investments,
 at value (Note 3).........     $6,071,820       $1,556,398          $555,688          $248,131     $24,300,807         $215,065
Receivables:
  Employer's
   contribution............              -                -                 -                 -          46,504                -
  Employees'
   contribution............         48,716           20,732             7,437             3,508          72,518            2,022
                             -----------------------------------------------------------------------------------------------------
    Total assets...........      6,120,536        1,577,130           563,125           251,639      24,419,829          217,087
                             -----------------------------------------------------------------------------------------------------
      Net assets available
       for plan benefits...     $6,120,536       $1,577,130          $563,125          $251,639     $24,419,829         $217,087
                             =====================================================================================================

                                   Loan
                                   Fund             Total
                             ---------------   ----------------
                 ASSETS
Investments,
 at value (Note 3).........    $1,977,638        $34,925,547
Receivables:
  Employer's
   contribution............             -             46,504
  Employees'
   contribution............             -            154,933
                             ---------------   ----------------
    Total assets...........     1,977,638         35,126,984
                             ---------------   ----------------
      Net assets available
       for plan benefits...    $1,977,638        $35,126,984
                             ===============   ================


    The accompanying notes are an integral part of the financial statements

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                               December 31, 1994

                                               American       20th Century     Mentor Perpetual     PNC Balanced     Guaranteed
                                             Mutual Fund     Ultra Investors        Global A        Institutional    Income Fund
                                           ---------------------------------------------------------------------------------------
                 ASSETS
Investments, at value (Note 3).........          $4,486,759         $768,921          $244,471           $43,782     $23,944,165
Receivables:
     Employer's contribution...........                   -                -                 -                 -          57,590
     Employees' contribution...........              57,442           11,381             6,834             1,133         107,014
                                           ---------------------------------------------------------------------------------------
          Total assets.................           4,544,201          780,302           251,305            44,915      24,108,769
                                           ---------------------------------------------------------------------------------------
            Net assets available for

               plan benefits...........          $4,544,201         $780,302          $251,305           $44,915     $24,108,769
                                           =======================================================================================

                                                 PNC Money       Loan
                                                Market Fund      Fund             Total
                                           ------------------------------   ----------------
                 ASSETS
Investments, at value (Note 3).........            $214,227    $1,714,503        $31,416,828
Receivables:
     Employer's contribution...........                   -             -             57,590
     Employees' contribution...........               2,870             -            186,674
                                           ------------------------------   ----------------
          Total assets.................             217,097     1,714,503         31,661,092
                                           ------------------------------   ----------------
            Net assets available for

               plan benefits...........            $217,097    $1,714,503        $31,661,092
                                           ==============================   ================


    The accompanying notes are an integral part of the financial statements

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                      for the year ended December 31, 1995

                                                   American      20th Century    Mentor Perpetual    PNC Balanced      Guaranteed
                                                 Mutual Fund    Ultra Investors      Global A        Institutional    Income Fund
                                            --------------------------------------------------------------------------------------
ADDITIONS
Interest and dividend income............            $509,615          $82,866           $29,874            $8,548      $1,703,970
Net appreciation (depreciation)
   in fair value of investments.........             954,686          272,963            53,933            22,181               -
Contributions:
   Employer.............................                   -                -                 -                 -       1,378,334
   Employee.............................             561,839          186,727            83,426            21,127         904,829
                                            --------------------------------------------------------------------------------------
     Total additions....................           2,026,140          542,556           167,233            51,856       3,987,133
                                            --------------------------------------------------------------------------------------

DEDUCTIONS
Withdrawals.............................            (274,183)          (3,672)           (3,409)           (1,224)     (2,915,800)
                                            --------------------------------------------------------------------------------------
     Total deductions...................            (274,183)          (3,672)           (3,409)           (1,224)     (2,915,800)
                                            --------------------------------------------------------------------------------------

Transfer for loans, net of repayments...             (71,102)             346           (30,461)           (2,637)       (211,727)
Inter-fund transfers....................            (104,520)         257,598           178,457           158,729        (548,546)
                                            --------------------------------------------------------------------------------------
     Net change in fund balance.........           1,576,335          796,828           311,820           206,724         311,060
     Net assets available for plan benefits,
        beginning of plan year..........           4,544,201          780,302           251,305            44,915      24,108,769
                                            --------------------------------------------------------------------------------------
    Net assets available for plan benefits,

        end of plan year................          $6,120,536       $1,577,130          $563,125          $251,639     $24,419,829
                                            ======================================================================================

                                                   PNC Money         Loan
                                                  Market Fund        Fund             Total
                                            ------------------------------   ----------------
ADDITIONS
Interest and dividend income............             $14,667             -         $2,349,540
Net appreciation (depreciation)
   in fair value of investments.........                   -             -          1,303,763
Contributions:
   Employer.............................                   -             -          1,378,334
   Employee.............................              28,330             -          1,786,278
                                            ------------------------------   ----------------
     Total additions....................              42,997             -          6,817,915
                                            ------------------------------   ----------------

DEDUCTIONS
Withdrawals.............................            (100,265)      (53,470)        (3,352,023)
                                            ------------------------------   ----------------
     Total deductions...................            (100,265)      (53,470)        (3,352,023)
                                            ------------------------------   ----------------

Transfer for loans, net of repayments...              (1,024)      316,605                  -
Inter-fund transfers....................              58,282             -                  -
                                            ------------------------------   ----------------
     Net change in fund balance.........                (10)       263,135          3,465,892
     Net assets available for plan benefits,
        beginning of plan year..........             217,097     1,714,503         31,661,092
                                            ------------------------------   ----------------
    Net assets available for plan benefits,

        end of plan year................            $217,087    $1,977,638        $35,126,984
                                            ==============================   ================


    The accompanying notes are an integral part of the financial statements

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF PLAN AND BENEFITS

         The Carbide/Graphite Group, Inc. Savings Investment Plan (the Plan), established as of August 1, 1988, is a defined contribution plan covering eligible salaried employees following the third monthly anniversary of their employment date. The Plan is administered by the Pension Committee which consists of three members who are appointed by The Carbide/Graphite Group, Inc.'s (the Company) Board of Directors.

         Generally, the Plan provides that employees may make regular contributions of 2% to 16% of their salaries on a before-tax, after-tax or combined basis, subject to limitations specified in the Internal Revenue Code. Employees direct that their contributions be invested in the funds offered by the Plan. During the plan year ended December 31, 1994, three funds were added to the Plan: 20th Century Ultra Investors, Mentor Perpetual Global A and PNC Balanced Institutional. These funds join the Guaranteed Income Fund, American Mutual Fund and PNC Money Market Fund as funds available to employees as investment options. Contributions may be invested entirely in one fund or allocated between the funds, subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions between funds are permitted pursuant to the Plan provisions. Such changes and transfers are executed by plan participants through on-line record keeping functions provided by PNC Bank (the Trustee).

         The Company contributes to the Plan at the rate of 50% of the employees' contributions, up to 6% of the employees' salary. Company profit-sharing contributions made on behalf of each participant who is an employee during the fiscal year shall be based on the individual's pay rate as of July 31 of such fiscal year. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year financial performance. In no event, however, shall such contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

         Income on employee contributions and employer contributions is allocated to participants' employee and employer accounts based on the relationship of each participant's account to the total of all participants' accounts. Participants are fully vested in the value of their contributions and related investment income at all times. They become fully vested in their allocated share of employer contributions and related investment income after four years of service. Employer contributions forfeited by participants not vested at their termination date will be used to reduce future Company contributions.

         Withdrawals from the Plan are permitted under the various options as more fully described in the Plan document.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

         Reference should be made to the Plan document for additional information concerning contributions, eligibility, allocation of income, withdrawals, vesting and other important features of the Plan. Although there is not a present intent to do so, the Company has reserved the right to terminate or partially terminate the Plan and, upon termination, all participants will become fully vested in any funds which have been allocated to them.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

         Use of Estimates

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles require the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties

         The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

         Investment Valuation

         Investments in the Guaranteed Income Fund are stated at contract value. Contract value represents contributions made under the Plan, plus interest income, less benefits paid to participants. The crediting interest rates on outstanding contracts as of December 31, 1995 and 1994 ranged from 5.91% to 8.21% and 5.91% to 8.93%, respectively. The average yield on outstanding contracts during the years ended December 31, 1995 and 1994 was approximately 7.0% and 7.8%, respectively.

         Investments in the American Mutual Fund, 20th Century Ultra Investors, Mentor Perpetual Global A and PNC Balanced Institutional funds (the Equity Funds) are valued based on the market values of the underlying investments in these funds, as determined by the individual

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

         investment managers. The net appreciation (depreciation) in fair value of investments represents the net realized and unrealized gain or loss in the underlying investments of the Equity Funds.

         Investments in the PNC Money Market Fund are stated at cost, which approximates market value.

         Participant loans included in the Loan Fund are stated at net realizable value (total borrowings less repaid principal).

         Accrued interest and dividends due each fund are reflected as a component of investments, at value in the statement of net assets available for plan benefits with fund information as of December 31, 1995 and 1994.

         Administrative Expenses

         Administrative expenses of the Plan, including trustee, legal, and audit fees, are paid by the Company and, as such, are not expenses of the Plan.

3.       INVESTMENTS

         The following is a brief description of the types of investments held by fund:

American Mutual..............      Principally high quality common stocks with a portion of funds in
 Fund                              fixed income instruments.

20th Century.................      Principally common stocks with aggressive capital growth
 Global Investors                  potential.

Mentor Perpetual.............      Principally common stocks of international companies with long-
 Global A                          term growth potential.

PNC Balanced.................      Principally common stocks and fixed income investments
 Institutional                     attempting to maximize long-term returns with the preservation of capital.

Guaranteed...................      Principally guaranteed interest contracts with insurance
 Income Fund                       companies.

PNC Money....................      Principally short-term debt securities, including U.S. Government
 Market Fund                       and corporate obligations and deposits, both foreign and
                                   domestic.

Loan Fund....................      Principally participant loan balances.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

         Investments greater than 5% of the net assets available for plan benefits as of the end of the Plan year (at market/contract value) are as follows:

        Aetna Life Insurance Company Guaranteed Investment Contracts............................  $12,739,443

        American Mutual Fund, Inc...............................................................    6,071,820

        John Hancock Mutual Life Insurance Company
             Guaranteed Investment Contract.....................................................    5,437,305

        Allstate Life Insurance Company Guaranteed Investment Contract..........................    4,172,657

        PNC Bank Money Market Portfolio.........................................................    2,166,467


4.       PARTICIPANT LOANS

         Loans are available to all participants subject to provisions set forth in the Plan document. The loans bear interest at the prime rate in effect at the time of the borrowing and remain fixed for the term of the loan. Loan terms and repayment policies are designed to be in compliance with the requirements of Section 401(k) of the Internal Revenue Code.

         For the year ended December 31, 1995, new participant loans were made in the amount of $974,902 which were partially offset by principal and interest payments of $658,297.

5.       TAX STATUS

         The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Plan is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS--CONTINUED

6.       SUBSEQUENT EVENT

         In May 1996, the Company adopted several changes to the Plan. Putnam Investments was appointed trustee of the Plan and essentially all investment options were changed to Putnam Investments fund alternatives. In addition, the Company added an investment option in Company common stock. Contribution percentage limitations were not changed in connection with the Plan revisions. However, employees can now direct the investment of the Company match and profit sharing contributions.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1995

                                                             Face Value/
                                                              Number of        Interest
                                          Maturity Date         Shares           Rate           Cost             Market
                                         ---------------   ----------------   ----------   ---------------   ---------------
GUARANTEED INCOME FUND:
PNC Money Market Portfolio............          -                 1,951,021        -            $1,951,402        $1,951,402
Aetna Life Insurance Company
 Guaranteed Investment Contract.......      12/31/97              6,750,722      6.95%           6,789,351         6,789,351
Aetna Life Insurance Company
 Guaranteed Investment Contract.......      12/31/97              5,916,007       7.00           5,950,092         5,950,092
John Hancock Mutual Life
 Guaranteed Investment Contract.......      12/31/98              5,410,860       5.91           5,437,305         5,437,305
Allstate Life Insurance Company
 Guaranteed Investment Contract.......      12/30/99              4,144,063       8.21           4,172,657         4,172,657
                                                               ------------                ---------------   ---------------
                                                                 24,172,673                     24,300,807        24,300,807

EQUITY FUNDS:
American Mutual Fund..................          -                   249,561        -             5,473,803         6,071,820
20th Century Ultra Investors..........          -                    59,609        -             1,296,279         1,556,398
Mentor Perpetual Global A.............          -                    34,515        -               499,558           555,688
PNC Balanced Institutional............          -                    17,388        -               229,008           248,131
                                                               ------------                ---------------   ---------------
                                                                    361,073                      7,498,648         8,432,037

PNC MONEY MARKET FUND:
PNC Money Market Portfolio............          -                   196,332        -               199,540           215,065
LOAN FUND:
Participant Loans.....................          -                 1,977,638    7.3 - 11.5        1,977,638         1,977,638
                                                                                           ---------------   ---------------
                                                                                               $33,976,633       $34,925,547
                                                                                           ===============   ===============

                        THE CARBIDE/GRAPHITE GROUP, INC.
                            SAVINGS INVESTMENT PLAN
                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1995

                                                       Number of        Purchase         Number          Sales
   Identity of Party        Description of Assets      Purchases          Value         of Sales        Proceeds
-----------------------    -----------------------    ------------    -------------    ----------    --------------
PNC Bank...............    John Hancock Mutual                  14       $2,619,121             -                 -
                              Life Guaranteed
                              Investment Contract

PNC Bank...............    Allstate Life Insurance              37        7,740,038            42        $3,595,975
                              Company Guaranteed
                              Investment Contract

PNC Bank...............    Penn Mutual Life                      -                -             2         5,453,727
                              Insurance Company
                              Guaranteed
                              Investment Contract

PNC Bank...............    Protective Life                      12          309,315             1         3,948,311
                              Insurance Company
                              Guaranteed
                              Investment Contract

PNC Bank...............    PNC Money                           109        6,797,301           139         4,895,963
                              Market Portfolio

PNC Bank...............    American Mutual Fund                 92        1,898,895            86         1,268,504

                                                            Cost of          Current Value of Assets
   Identity of Party      Description of Assets           Assets Sold           on Transaction Date          Net Gain
-----------------------  -----------------------         -------------      --------------------------     -----------
PNC Bank...............  John Hancock Mutual                        -               $2,619,121 A                -
                            Life Guaranteed
                            Investment Contract

PNC Bank...............  Allstate Life Insurance           $3,595,975                7,740,038 A                -
                            Company Guaranteed                                       3,595,975 B                -
                            Investment Contract

PNC Bank...............  Penn Mutual Life                   5,453,727                5,453,727 B                -
                            Insurance Company
                            Guaranteed
                            Investment Contract

PNC Bank...............  Protective Life                    3,948,311                  309,315 A                -
                            Insurance Company                                        3,948,311 B                -
                            Guaranteed
                            Investment Contract

PNC Bank...............  PNC Money                          4,895,963                6,797,301 A                -
                            Market Portfolio                                         4,895,963 B                -

PNC Bank...............  American Mutual Fund               1,193,799                1,898,895 A                -
                                                                                     1,268,504 B             $74,705

A - At acquisition.
B - At disposition.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           THE CARBIDE/GRAPHITE GROUP, INC.
                                           SAVINGS INVESTMENT PLAN


                                           By:  /s/ WALTER E. DAMIAN
                                               -----------------------------
                                                Walter E. Damian
                                                Plan Administrator